Exhibit 99.1

Contact:

Primo Water Corporation

Mark Castaneda, Chief Financial Officer

(336) 331-4000

ICR Inc.

Katie Turner

Hunter Wells

(646) 277-1228

Primo Water Announces Third Quarter Financial Results

Record Net Sales and Profit Exceed Company Guidance

Enhances Board of Directors with New Additions

WINSTON-SALEM, N.C., November 1, 2016 -- Primo Water Corporation (Nasdaq: PRMW) today reported financial results for the third quarter ended September 30, 2016.

Third Quarter Business Highlights:

●	Net sales increased 5% to a record $35.5 million, exceeding Company guidance

●	Water segment net sales increased 7% to $26.2 million driven by increases of 8% and 5% in the U.S. Exchange and U.S. Refill businesses, respectively

●	Consolidated gross margin increased over 300 basis points to 31.2% as a result of margin expansion in both the Water and Dispenser segments

●	Income from continuing operations increased 85% to $2.5 million or $0.08 per diluted share, up from earnings of $0.05 per diluted share

●	Adjusted EBITDA increased 28% to a record $6.7 million, exceeding Company guidance

●	Pro forma earnings from continuing operations of $0.13 per diluted share, up from earnings of $0.09 per diluted share

 (All comparisons above are with respect to the third quarter of 2015)

“We are pleased to report another record quarter with both net sales and profitability above our guidance,” commented Billy D. Prim, Primo Water’s Chief Executive Officer. “The strength and consistency of our financial results continues to be driven by more consumers choosing to purchase a water dispenser and bulk water for their home as well as a focus on executing our strategies.”

Mr. Prim continued, “We are also excited about the progress we've made toward the closing of our acquisition of Glacier Water, which is on track to be completed by the end of 2016. The combination of Primo Water and Glacier Water will further our mission of Inspiring Healthier Homes Thru Better Water.”

Third Quarter Results

Net sales increased 4.8% to $35.5 million from $33.9 million in the prior year quarter, driven by an increase in Water segment net sales.

Water segment net sales increased 7.0% to $26.2 million from $24.5 million in the prior year quarter. The increase in Water net sales was primarily due to increases of 8.1% and 5.4% in U.S. Exchange and U.S. Refill, respectively. U.S. Exchange was driven by continued strong same-store unit growth of 8.9% compared to the prior year quarter. Dispenser segment net sales were essentially unchanged at $9.3 million compared to the prior year quarter. Sell thru of dispenser units increased 13.4% to 166,000 units compared to the prior year.

Gross margin percentage increased to 31.2% from 28.1% in the prior year quarter due to continued improvement in supply chain costs in both the Water and Dispenser segments. Selling, general and administrative expenses were flat at $4.9 million and decreased to 13.8% from 14.7% as a percentage of net sales, demonstrating the leverage in the Company’s business model.

The U.S. GAAP net income increased to $2.5 million, or $0.08 per diluted share, from $1.3 million, or $0.05 per diluted share, in the prior year quarter.

Adjusted EBITDA increased 28.1% to $6.7 million from $5.2 million in the prior year quarter, driven by the increase in net sales, gross margin expansion and expense leverage. Pro forma earnings from continuing operations was $3.8 million, or $0.13 per diluted share, up from $2.3 million, or $0.09 per diluted share, in the prior year quarter.

Additions to Board of Directors

The Company also announced today that Matt Sheehan, President and Chief Operating Officer of Primo, has joined the Board of Directors, effective October 31, 2016. In addition, upon closing of the pending announced acquisition of Glacier Water Services, Inc., Mr. Charles Norris, Chairman of the Board of Directors of Glacier Water, will join Primo Water’s Board.

“We are pleased to have Matt and Charlie join our Board,” commented Mr. Prim. “We believe the addition of their seasoned experience and strategic leadership skills will be valuable at this important juncture in Primo’s history and we look forward to their future contributions.”

Outlook

On a stand-alone basis, the Company raised its full year 2016 outlook for net sales to $133.2 to $134.4 million and adjusted EBITDA to $22.3 to $22.7 million. In addition, the Company will conduct a modeling call to review its outlook for 2017 for the combined business after it completes the acquisition of Glacier Water.

Conference Call and Webcast

The Company will host a conference call to discuss these matters at 4:30 p.m. ET today, November 1, 2016. Participants from the Company will be Billy D. Prim, Chief Executive Officer, Matt Sheehan, President and Chief Operating Officer, and Mark Castaneda, Chief Financial Officer. The call will be broadcast live over the Internet hosted at the Investor Relations section of Primo Water's website at www.primowater.com, and will be archived online through November 15, 2016. In addition, for the live broadcast listeners may dial (866) 712-2329 in North America, and international listeners may dial (253) 237-1244.

About Primo Water Corporation

Primo Water Corporation (Nasdaq: PRMW) is North America’s leading single source provider of multi-gallon purified bottled water, self-service refill water and water dispensers sold through major retailers throughout the United States and Canada. For more information and to learn more about Primo Water, please visit our website at www.primowater.com.

Forward-Looking Statements

Certain statements contained herein are not based on historical fact and are "forward-looking statements" within the meaning of the applicable securities laws and regulations. These statements include the Company’s financial guidance and statements regarding the timing and effects of our proposed acquisition of Glacier Water. These statements can otherwise be identified by the use of words such as "anticipate," "believe," "could," "estimate," "expect," "feel," "forecast," "intend," "may," "plan," "potential," "project," "should," "would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Owing to the uncertainties inherent in forward-looking statements, actual results could differ materially from those stated herein. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, adverse changes in the Company's relationships with its independent bottlers, distributors and suppliers, the loss of major retail customers of the Company or the reduction in volume or change in timing of purchases by major retail customers, lower than anticipated consumer and retailer acceptance of and demand for the Company's products and services, the entry of a competitor with greater resources into the marketplace, competition and other business conditions in the water and water dispenser industries in general, the Company’s experiencing product liability, product recall or higher than anticipated rates of sales returns associated with product quality or safety issues, the loss of key Company personnel, changes in the regulatory framework governing the Company's business, the Company's inability to efficiently expand operations and capacity to meet growth, the Company's inability to develop, introduce and produce new product offerings within the anticipated timeframe or at all, the Company’s inability to comply with its covenants in its credit facility, significant liabilities or costs associated with litigation or other legal proceedings, the possibility that conditions to the closing of the Glacier Water acquisition may not be satisfied, the possibility that we may not be able to close the financing necessary to complete the Glacier Water acquisition, the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive acquisition agreement with Glacier Water, difficulties with the successful integration and realization of the anticipated benefits from the proposed Glacier Water acquisition, the possibility that the Company’s stock price may be affected after the Glacier Water acquisition by factors different than those currently affecting the Company’s stock price, the incurrence of costs related to the Glacier Water acquisition, changes to the Company’s board of directors and management in connection with the Glacier Water acquisition, the impact of the loss or non-retention of certain key personnel during the pendency of the Glacier Water acquisition or thereafter, the termination or renegotiation of agreements with customers, suppliers and other business partners in connection with the Glacier Water acquisition, the possibility that the Glacier Water acquisition may trigger certain change-of-control provisions in agreements with third parties, the possibility that the Company’s financial results following the Glacier Water acquisition may differ materially from the unaudited pro forma financial statements that have been or will be made available, any possible adverse impacts related to the implementation and integration of proper and effective internal controls in the combined company following the Glacier Water acquisition, and the Company's need for additional capital following the Glacier Water acquisition as well as other risks described more fully in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K filed on March 9, 2016 and its subsequent filings under the Securities Exchange Act of 1934. Forward-looking statements reflect management's analysis as of the date of this press release. The Company does not undertake to revise these statements to reflect subsequent developments, other than in its regular, quarterly earnings releases or as otherwise required by applicable securities laws.

Additional Information and Where to Find It

This press release, including the information contained in the exhibits hereto, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release may be deemed to be solicitation material in respect of the proposed transaction between Primo and Glacier. In connection with the proposed transaction, Primo has filed with the SEC a registration statement on Form S-4 (File No. 333-214200), containing a preliminary consent solicitation statement of Glacier and a preliminary prospectus of Primo. The final consent solicitation statement/prospectus will be delivered to the stockholders of Glacier. This press release is not a substitute for the registration statement, definitive consent solicitation statement/prospectus or any other documents that may be filed with the SEC or sent to stockholders in connection with the proposed transaction. STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Stockholders may obtain copies of the consent solicitation statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Primo will be made available free of charge on Primo’s website at www.primowater.com. Investors and shareholders may also read and copy any materials filed with the SEC by the Company at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or visit the SEC’s website.

Participants in Solicitation

Primo, Glacier and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about the directors and executive officers of Primo is set forth in the proxy statement for Primo’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2016. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement on Form S-4 (File No. 333-214200) filed by Primo on October 24, 2016, containing a preliminary consent solicitation statement of Glacier and a preliminary prospectus of Primo, and will be contained in the definitive consent solicitation statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

Use of Non-U.S. GAAP Financial Measures

To supplement its financial statements, the Company provides investors with information related to adjusted EBITDA and pro forma net income from continuing operations, which are not financial measures calculated in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Adjusted EBITDA is calculated as income from continuing operations before depreciation and amortization; interest expense, net; non-cash, stock-based compensation expense; non-recurring costs; and loss on disposal of property and equipment and other.   Pro forma net income from continuing operations is defined as income from continuing operations less non-cash stock-based compensation expense, non-recurring costs and loss on disposal of property and equipment.   The Company believes these non-U.S. GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations.  Management uses these non-U.S. GAAP financial measures to compare the Company's performance to that of prior periods for trend analyses and planning purposes.  These non-U.S. GAAP financial measures are also presented to the Company’s board of directors and adjusted EBITDA is used in its credit agreements.

Non-U.S. GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with U.S. GAAP.  These non-U.S. GAAP measures exclude significant expenses that are required by U.S. GAAP to be recorded in the Company's financial statements and are subject to inherent limitations.

FINANCIAL TABLES TO FOLLOW

Primo Water Corporation

Condensed Consolidated Statements of Operations

(Unaudited; in thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Net sales	$35,504	$33,863	$102,185	$95,475
Operating costs and expenses:
Cost of sales	24,435	24,359	71,351	70,120
Selling, general and administrative expenses	4,909	4,981	14,715	13,991
Non-recurring and acquisition-related costs	655	53	1,094	109
Depreciation and amortization	2,397	2,371	7,225	7,424
Loss on disposal of property and equipment	158	266	570	417
Total operating costs and expenses	32,554	32,030	94,955	92,061
Income from operations	2,950	1,833	7,230	3,414
Interest expense, net	477	491	1,436	1,514
Income from continuing operations	2,473	1,342	5,794	1,900
Loss from discontinued operations	(17)	(18)	(43)	(87)
Net income	$2,456	$1,324	$5,751	$1,813

Basic earnings per common share:
Income from continuing operations	$0.09	$0.05	$0.21	$0.08
Loss from discontinued operations	(0.01)	(0.00)	(0.01)	(0.01)
Net income	$0.08	$0.05	$0.20	$0.07

Diluted earnings per common share:
Income from continuing operations	$0.08	$0.05	$0.19	$0.07
Loss from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)
Net income	$0.08	$0.05	$0.19	$0.07

Weighted average shares used in computing earnings per share
Basic	28,900	25,295	28,066	24,992
Diluted	30,210	26,680	29,843	26,508

Primo Water Corporation

Segment Information

(Unaudited; in thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
Segment net sales
Water	$26,176	$24,469	$72,835	$67,239
Dispensers	9,328	9,394	29,350	28,236
Total net sales	$35,504	$33,863	$102,185	$95,475

Segment income from operations
Water	9,301	8,047	25,746	21,170
Dispensers	733	503	2,216	1,427
Corporate	(3,874)	(4,027)	(11,843)	(11,233)
Non-recurring and acquisition-related costs	(655)	(53)	(1,094)	(109)
Depreciation and amortization	(2,397)	(2,371)	(7,225)	(7,424)
Loss on disposal of property and equipment	(158)	(266)	(570)	(417)
	$2,950	$1,833	$7,230	$3,414

Primo Water Corporation

Condensed Consolidated Balance Sheets

(in thousands, except par value data)

	September 30,	December 31,
	2016	2015
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,302	$1,826
Accounts receivable, net	15,828	11,098
Inventories	8,352	7,092
Prepaid expenses and other current assets	803	529
Total current assets	27,285	20,545

Bottles, net	3,973	3,688
Property and equipment, net	34,432	31,997
Intangible assets, net	7,587	8,074
Other assets	490	183
Total assets	$73,767	$64,487

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$13,709	$11,994
Accrued expenses and other current liabilities	4,449	3,748
Current portion of long-term debt and capital leases	4,271	172
Total current liabilities	22,429	15,914

Long-term debt and capital leases, net of current portion and debt issuance costs	16,024	19,903
Liabilities of disposal group, net of current portion, and other long-term liabilities	2,502	2,535
Total liabilities	40,955	38,352

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value - 10,000 shares authorized, none issued and outstanding	–	–
Common stock, $0.001 par value - 70,000 shares authorized, 26,038 and 25,810 shares issued and outstanding at September 30, 2016 and December 31, 2015, respectively	26	26
Additional paid-in capital	282,254	281,476
Common stock warrants	7,492	7,492
Accumulated deficit	(255,696)	(261,447)
Accumulated other comprehensive loss	(1,264)	(1,412)
Total stockholders’ equity	32,812	26,135
Total liabilities and stockholders’ equity	$73,767	$64,487

Primo Water Corporation

Consolidated Statements of Cash Flows

(Unaudited; in thousands)

	Nine Months Ended September 30,
	2016	2015
Cash flows from operating activities:
Net income	$5,751	$1,813
Less: Loss from discontinued operations	(43)	(87)
Income from continuing operations	5,794	1,900
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,225	7,424
Loss on disposal of property and equipment	570	417
Stock-based compensation expense	1,556	1,851
Non-cash interest expense	83	83
Realized foreign currency exchange loss and other, net	(144)	358
Changes in operating assets and liabilities:
Accounts receivable	(4,680)	(1,492)
Inventories	(1,236)	(1,534)
Prepaid expenses and other assets	(268)	196
Accounts payable	1,693	861
Accrued expenses and other liabilities	702	(89)
Net cash provided by operating activities	11,295	9,975

Cash flows from investing activities:
Purchases of property and equipment	(7,397)	(3,701)
Purchases of bottles, net of disposals	(1,933)	(1,869)
Proceeds from the sale of property and equipment	32	58
Additions to and acquisitions of intangible assets	(49)	(12)
Net cash used in investing activities	(9,347)	(5,524)

Cash flows from financing activities:
Borrowings under Revolving Credit Facility	33,500	20,600
Payments under Revolving Credit Facility	(33,500)	(23,600)
Note payable and capital lease payments	(187)	(155)
Stock option and employee stock purchase activity and other, net	(1,022)	74
Debt issuance costs and other	(256)	–
Net cash used in financing activities	(1,465)	(3,081)

Cash used in operating activities of discontinued operations	(89)	(129)

Effect of exchange rate changes on cash and cash equivalents	82	(171)
Net increase in cash and cash equivalents	476	1,070
Cash and cash equivalents, beginning of year	1,826	495
Cash and cash equivalents, end of period	$2,302	$1,565

Primo Water Corporation

Non-GAAP EBITDA and Adjusted EBITDA Reconciliation

(Unaudited; in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Income from continuing operations	$2,473	$1,342	$5,794	$1,900
Depreciation and amortization	2,397	2,371	7,225	7,424
Interest expense, net	477	491	1,436	1,514
EBITDA	5,347	4,204	14,455	10,838
Non-cash, stock-based compensation expense	510	676	1,556	1,851
Non-recurring and acquisition-related costs	655	53	1,094	109
Loss on disposal of property and equipment and other	198	306	688	537
Adjusted EBITDA	$6,710	$5,239	$17,793	$13,335

Primo Water Corporation

Pro Forma Net Income From Continuing Operations Reconciliation

(Unaudited; in thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015

Income from continuing operations	$2,473	$1,342	$5,794	$1,900
Non-cash, stock-based compensation expense	510	676	1,556	1,851
Non-recurring and acquisition-related costs	655	53	1,094	109
Loss on disposal of property and equipment	158	266	570	417
Pro forma net income from continuing operations	$3,796	$2,337	$9,014	$4,277

Pro forma earnings from continuing operations per share:
Basic	$0.13	$0.09	$0.32	$0.17
Diluted	$0.13	$0.09	$0.30	$0.16

Weighted average shares used in computing pro forma earnings per share:
Basic	28,900	25,295	28,066	24,992
Diluted	30,210	26,680	29,843	26,508